Klondex Completes Acquisition of the Hollister and Esmeralda Mines and Announces Conversion of Subscription Receipts

Vancouver, BC - October 3, 2016 - Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) ("Klondex" or the "Company") is pleased to announce the closing of its previously announced acquisition of all of the membership interests of Carlin Resources, LLC, the entity that owns, among other assets, the Hollister mine (the "Hollister Mine") and the Esmeralda mine and ore milling complex (the "Esmeralda Mine") located in Nevada (the "Acquisition"). The Acquisition was carried out pursuant to the terms of a membership interest purchase agreement (the "Purchase Agreement") dated July 25, 2016 among Klondex, Klondex Holdings (USA) Inc. ("Klondex USA"), an indirect wholly-owned subsidiary of the Company, Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP, as assigned by Klondex USA to Klondex Schuma Holdings LLC ("Klondex Schuma"), an indirect wholly-owned subsidiary of the Company.

The Acquisition was completed in consideration for: (i) the payment by Klondex Schuma to Waterton Splitter of US$80 million in cash; (ii) the issuance by the Company to Waterton Splitter of 5,000,000 warrants (the "Consideration Warrants") to purchase common shares of the Company ("Common Shares"), which Consideration Warrants have a 15 ½ year term, are exercisable commencing on April 3, 2017, have an exercise price equal to C$6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Common Shares primarily trade; and (iii) the issuance by the Company to Waterton Splitter of 2,600,000 Common Shares.

The Acquisition was financed through the net proceeds of the bought deal private placement completed on August 18, 2016, pursuant to which 25,900,000 subscription receipts of the Company (the "Subscription Receipts") were issued at a price of C$5.00 per Subscription Receipt for aggregate gross proceeds of C$129.5 million, which net proceeds were released from escrow in connection with the closing of the Acquisition.

Upon closing of the Acquisition, each Subscription Receipt automatically converted into one special warrant of the Company (a "Special Warrant"). Each Special Warrant entitles the holder thereof to receive upon exercise or deemed exercise, without the payment of additional consideration, one Common Share. The Special Warrants are exercisable by the holders thereof at any time after the date hereof and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) December 19, 2016, and (b) the third business day after the date a receipt is issued for a final prospectus by the securities regulatory authorities in each of the Provinces of Canada (other than Quebec) qualifying the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants (the "Deemed Exercise Date"). The Special Warrants are, and the Common Shares issuable upon the exercise of the Special Warrants prior to the Deemed Exercise Date will be, subject to a four month plus one day hold period commencing on August 18, 2016, pursuant to applicable Canadian securities laws, subject to the prospectus filing described below.

The Company has agreed to use its commercially reasonable efforts to file a prospectus in Canada in order to qualify the issuance of the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants. It is expected that the prospectus will be filed in late October following the preparation of a technical report in respect of each of the Hollister Mine and the Company's True North mine, and the preparation of the necessary audited and unaudited financial statements and pro forma financial statements relating to the Acquisition in accordance with applicable securities laws.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, any may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Esmeralda mine and ore milling facility, also located in Nevada, USA.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to the terms of the Special Warrants; and whether the Company will file any technical report or prospectus and the timing thereof. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.